Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

E-mail: tpuzzo@msn.com / Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

April 18, 2016

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SharkReach, Inc. (the "Company") Current Report on Form 8-K Filed October 13, 2015 File No. 1-37579

Dear Mr. Spirgel:

We hereby submit the information in this letter, on behalf of our client, the Company, in response to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated March 17, 2016. Amendment No. 1 to the Company's referenced Form 8-K was filed with the Commission via EDGAR on or about April 18, 2016.

The Staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 1 to the Form 8-K.

General

Your filing discloses a reverse-merger transaction between Online Secretary, Inc., a shell company, and SharkReach, Inc., a privately-held corporation. It is unclear from your risk factor on page 11 whether you remained a shell company following the merger. If you remained a shell company, please amend to prominently disclose that you remained a shell company following the merger, and include the appropriate financials statements of SharkReach as required by Item 9.01 of Form 8-K. However, if you believe that following the merger, you were no longer a shell company, please amend to include the disclosure required by Items 5.06 of Form 8-K, Change in Shell Company Status and 9.01, Financial Statements and Exhibits. Such added disclosure should include complete Form 10 information required under section (f) of Item 2.01 of Form 8-K.

Company response: The Company believes that it remained a shell company subsequent to the acquisition of assets disclosed in the Form 8-K, and that audited financial statements would be required by Item 9.01 of Form 8-K. Accordingly the Company has filed Amendment No. 1 to Form 8-K adding only an explanatory note on page 2 stating as follows:

SharkReach, Inc., a Nevada corporation, is filing this Amendment No. 1 to Form 8-K (to its Form 8-K, as filed with the Securities and Exchange Commission (the "SEC") on October 13, 2015 (the "Original Filing"), solely to disclose that it intends to file financial statements as required by Item 9.01 of Form 8-K by way of amendment to this Form 8-K, as amended. While the Company does not have a date certain on which this Form 8-K, as amended, will again be amended to include such financial statements, the Company believes, after speaking with its independent registered public accounting firm, that such financial statements, which must be audited, should be filed by about May 10, 2016. This Amendment makes no other changes the Original Filing.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

1

SharkReach, Inc.

205 Pier Ave., Suite 101

Hermosa Beach, California 90254

April 18, 2016

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SharkReach, Inc. (the "Company")
Current Report on Form 8-K (the "Filing") Filed October 13, 2015 File No. 1-37579

Dear Mr. Spirgel:

We hereby submit the information in this letter in response to the letter of the staff of the Securities and Exchange Commission (the "Commission") dated March 17, 2016.

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the Company's counsel, Thomas E. Puzzo, at (206) 522-2256, if you have any questions or comments.

Sincerely,

SHARKREACH, INC.

/s/ Steve Smith
Steve Smith